August 9, 2013

Mr. H. Roger Schwall

Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	SandRidge Energy, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 1, 2013

Form 10-Q for the Fiscal Quarter ended March 31, 2013

Filed May 8, 2013

Definitive Proxy Statement on Schedule 14A

Filed May 29, 2013

File No. 001-33784

Dear Mr. Schwall,

In response to your letter dated July 30, 2013 (the “Comment Letter”), providing comments to the Form 10-K for the fiscal year ended December 31, 2012 filed by SandRidge Energy, Inc. (the “Company” or “SandRidge”) with the Commission on March 1, 2013; the Form 10-Q for the fiscal quarter ended March 31, 2013 filed by SandRidge with the Commission on May 8, 2013; the Definitive Proxy Statement on Schedule 14A filed by SandRidge with the Commission on May 29, 2013 and certain information available on SandRidge’s website, the Company hereby submits this letter to request additional time, until August 21, 2013, to respond to the Comment Letter.

If you have any questions or require any additional information, please contact me at 405-429-5706.

Very truly yours,

SandRidge Energy, Inc.

By:	/s/ Justin P. Byrne
Name:	Justin P. Byrne
Title:	Associate General Counsel